Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Issuer

Battle Mountain Gold Inc. (the “Company” or “Battle Mountain”)
Suite 300, 1055 W. Hastings Street
Vancouver, BC V6E 2E9

Item 2: Date of Material Change

February 21, 2017

Item 3: News Release

A news release disclosing the material change was issued by the Company through TheNewswire.com in Vancouver, British Columbia, on February 21, 2017 and filed via SEDAR to the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario.

Item 4: Summary of Material Change

The Company announced gold-silver results from drill holes and exploration update from Lewis Gold-Silver Project in Nevada.

Item 5.1 Full Description of Material Change

See news release attached as Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No significant facts have been omitted from this report.

Item 8: Executive Officer

Chet Idziszek, President, Chief Executive Officer and Director (604) 331-8772.

Item 9: Date of Report

Dated this 28th day of February 2017.

Schedule “A”

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300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

February 21st, 2017

BATTLE MOUNTAIN GOLD INC. ANNOUNCES GOLD-SILVER RESULTS FROM DRILL HOLES
BVM16C-02 AND BVM16C-03 AND EXPLORATION UPDATE FROM LEWIS GOLD-SILVER PROJECT IN NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce assay results from two core drill holes completed at the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada, and provide an update as to the exploration program.

Highlights:

  Five easterly-inclined core drill holes completed to date in the Virgin and Buena Vista – Meagher areas for a total of 2047 m with final assay results received for the entirety of the program. Final assay results, including several high-grade gold intervals, from the program’s first two drill holes were released on 10th of November, 2016. An additional 601 m of core drilling has been completed since this news release.

  The following gold-silver drill results from the Buena Vista and Meagher areas are interpreted as leakage from gold-rich target zones at depth, localized by the intersection of steeply westerly dipping faults with the favorable stratigraphic units that host Au-Ag-Cu mineralization at Newmont’s Phoenix mine, located immediately to the south.

BVM16C-02 -
37.8 m at 0.25 g/t Au and 6.2 g/t Ag from 6.1 m;
11.7 m at 0.20 g/t Au and 15.4 g/t Ag from 293.2 m;
4.7 m at 0.68 g/t Au and 21.9 g/t Ag from 329.8 m;
and 17.7 m at 0.15 g/t Au and 16.7 g/t Ag from 373.1m.

These Au-Ag intervals 1 are supported by anomalous As (to 2100 ppm), Pb (to 0.8%) and Zn (to 1.7%) in sample intervals that are typically 1.6 m wide.

BVM16C-03 –

[1] Analyses by ALS Minerals (Reno – Vancouver) using an atomic absorption finish for gold fire-assay (30 g charge, Au-AA23) and four-acid digestion with atomic absorption and ICP-MS finishes for silver (Ag-AA61 and ME-MS61). Anomalous intervals calculated using a cut-off of 0.10 g/t Au and internal dilution of up to 3.1 meters.

1.8 m at 0.57 g/t Au and 29.5 g/t Ag from 33.3 m;
9.9 m at 0.24 g/t Au and 25.3 g/t Ag from 308.8 m;
12.8 m at 0.31 g/t Au and 5.8 g/t Ag from 382.5 m; and
> 7.3 m at 0.16 g/t Au and 8.9 g/t Ag from 503.8 m (open at depth).

The Au-Ag intervals 1 are supported by anomalous As (to 4440 ppm), Pb (to 1.8%) and Zn (to 1.8%) in sample intervals that are typically 1.6 m wide.

  The fifth drill hole, BVM16C-03, was suspended at 511 m due to poor weather on the 12th of January, 2017. This hole will be completed to a target depth of about 700 m when drilling resumes in the spring.

“The recent drilling has improved our understanding of the geometry of high-grade Au-Ag targets in the areas adjacent to Newmont’s Phoenix mine in the southwestern part of our extensive Battle Mountain Trend property holdings. Importantly, these targets have never been tested by previous explorers. The anomalous drill results to date place the Company in a strong position to make a discovery after drilling resumes in the spring.”, stated Chet Idziszek, President of the Company.

2017 Focus:

In 2017, the Company’s plans include the trenching and drilling of the northeasterly extension of the near-surface Virgin zone (Figures 1 and 3; refer to Company’s news release of 10th November, 2016). A six-hole 3600 m drill program will focus on determining the gold-bearing fault geometry and testing the intersections of the major west-dipping, mineralized faults with Antler Sequence rocks (Figures 4 to 6). The deep intersection of the down-dip portion of the Virgin fault with the ore-controlling, Copper Canyon and Echo faults will be drill-tested, as well as the northerly strike continuation of the geological setting for the high-grade gold-silver Fortitude / Phoenix mine. Plans for a second phase of drilling to test mineralized fault intersections with favorable host-rocks located beneath the Golconda Thrust will include a 3200 m program, which is scheduled for the latter part of 2017. Mapping and geological sampling will continue in the southwestern and northern portions of the property and include the new claims staked in 2016. Geochemical surface anomalies located near Antimony King, Apex, Trinity and Circle Peak will be advanced through soil sampling and trenching, as required.

Additional Information:

This news release provides an update as to drill program progress and future plans for exploration at the Lewis gold-silver project (Figure 1). The release also illustrates the location of the current drill area with respect to gold-silver-copper mineralization in the Fortitude – Copper Canyon area to the south (Figure 2) and presents the Company’s exploration model for the southern portion of the property (Figure 3). The news update includes gold, silver and pathfinder element results and the geometry of mineralized faults and prospective rock units from two drill holes in the Buena Vista and Meagher zones (Figures 4, 5 and 6). These holes include BVM16C-02, which is inclined about 48o towards N74o E and completed to a down-hole depth of 599.2 m, and BVM16C-03, inclined about 71o towards N88o E and drilled to 511.2 m. Poor weather conditions led to the suspension of BVM16C-03 on the 12th of January. This hole will resume in the spring to test for favorable target rocks that lie beneath the Golconda Thrust for an expected final hole depth of about 700 m. The anomalous gold-silver drill results are illustrated in Figures 5 and 6 and stated in the highlights of this news release.

A total of 2047 m of drilling were completed in five core holes over the Virgin, Buena Vista and Meagher zones in the later part of 2016 and early 2017. Difficult rock conditions and poor weather contributed to reduced drilling rates and BVM16C-02 was lost due to repeated collapse of clay-rich fault zones. When the drill program resumes in the spring, after road conditions and access to the drill site have improved, drilling will be conducted using reverse-circulation (RC) pre-collars and core tails. This combination of methods should improve drilling rates and facilitate the completion of drill holes to target depths. An additional 3600 m of drilling is allocated for the completion of this program with plans for a second phase of drilling to exceed 3200 m.

The drilling results from the two core holes that tested the Buena Vista, Meagher, Silver and adjacent faults indicate anomalous gold-silver-arsenic-lead-zinc results (Figures 5 and 6), which are inferred to indicate fault-controlled leakage from the prospective Antler Sequence rocks that lie beneath the Golconda Thrust. These units host the Fortitude gold-silver deposit and Phoenix mine operations of Newmont that occur directly to the south of the drill area. Figure 3 illustrates the Company’s exploration model for the current drill area and highlights the importance of geochemical leakage along west-dipping faults that cut through the overlying Havallah cherts and argillites to form high-grade Au-Ag mineralization in reactive host-rocks that lie beneath the Golconda Thrust, as evidenced by the Fortitude deposit and a historic drill intersection of 17 m at 5.9 g/t Au from 776 m in FWL-30 2, located in the southwestern portion of the Lewis property (Figure 1).

Qualified Person

Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this press-release.

The six figures referred to in this news-release are also posted on the Company website (www.battlemtngold.com).

To find out more about Battle Mountain Gold Inc. please visit our website atwww.battlemtngold.com.

On behalf of the Board of Directors of

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements following.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

[2] Descriptions of the mineralized zones and tables of drill-hole assay results can be found in a 43-101 report dated March 2014 titled AMENDED AND RESTATED SUMMARY REPORT 2007-2008 CORE AND REVERSE CIRCULATION DRILLING PROGRAM, F.W. LEWIS PROPERTY, BATTLE MOUNTAIN MINING DISTRICT, LANDER COUNTY, NEVADA, USA, (the “2014 43-101 Report”) filed on SEDAR under the Company’s profile and also on the Company’s website under Investor Info/Articles, Agreements and Reports.

Battle Mountain Gold Inc.

Prospect Locations and Geology

Exploration plans for 2017

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Claimed in 2016
Mapping of north sections
Newmont
Antler Peak
Sb King
Newmont
Circle Peak
Potential soil lines, follow-up trenches
White & Shiloh
Hider
Cow Canyon
Apex
Potential soil lines, follow-up trenches
Virgin extension follow-up
Galena
Central Virgin
Trinity
Follow-up trenches
Follow-up of soil anomalies, mapping / trenching
Buena Vista South
Meager
Virgin
NEWMONT Phoenix Mine Property Fortitude Open Pit
Southwest Peak
FWL-30
Filipinni
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
1,600,000 survey ftE
1,610,000 survey ftE
T 32 N
T 31 N
R 43 E
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Drill-area, focus on Virgin and Buena Vista – Meagher.
Collar location of FWL-30 (see text for gold results)
N
1500m
Nevada, USA
Location Map

Figure 1

Battle Mountain Gold Inc.

Copper Canyon – Fortitude Area

Geology, Deposits and Historic Metal Reserves

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Drill Area
Lewis Property
MEAGHER
Tc
Pe
Pb
PPgp
Tgd
Pb + Zn + Ag
Upper Fortitude
Lower Fortitude
VIRGIN
COPPER
CANYON
Au + Ag
North - east Extension
West orebody
Esc
DE WITT THRUST
PLUMAS
Tbg
FAULT
East orebody
Eh
Copper Canyon Underground Mine
Bio
Cu + Au + Ag
Au + Ag
FAULT
GULCH
GOLCONDA
THRUST
PPp
Qal
Pb + Zn + Ag
Tomboy Minnie deposits
QTb
N
0 500 1,000 1,500 Feet
0 150 300 450 600 Meters

- *Prior to the onset of large-scale mining in 1967, the Copper Canyon deposits contained more than 3.6 M Oz Au and 21.3 M Oz Ag*
  - *Fortitude reserves (1967) = 10.3 Mt at 7.0 g/t Au and 25 g/t Ag*
  - *East and West (1967) = 16.2 Mt at 0.79% Cu, 0.86 g/t Au and 16 g/t Ag*
  - *Tomboy – Minnie (1967) = 3.5 Mt at 3.1 g/t Au and 9.6 g/t Ag*
  - *NE Extension (1967) = 1.4 Mt at 2.9 g/t Au and 5.1 g/t Ag*
- *Fortitude reserves as of 1987 = 6.1 Mt at 8.0 g/t Au and 20 g/t Ag*

DESCRIPTION OF MAP UNITS

- Alluvial Deposits, Qal
- Basalt Flows, QTb
- Caeteno Tuff, Tc
- Altered Granodiorite of Copper Canyon, Tbg
- Quartz Diorite, Tgd
- Edna Mountain Formation, Pe
- Antler Peak Limestone, PPgp
- Pumpernickel Formation, PPp
- Battle Formation, Pb
- Harmony Formation, Eh
- Scott Canyon Formation, Esc

Fault — Thrust Fault

Perimeter of metal zonation halo (Au-Ag in red; Ag-Pb-Zn in cyan)

Limit of secondary bioitite (potassic) alteration

Southern part of Lewis Property; 2016 – 2017 BMG drill area

Source = Wotruba et al., 1988

Figure 2

Southern Lewis Property

Drill plan, major faults and rock-chip gold results

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Gold in rock-chip results and the traces of the completed BMG drill-holes (black lines) and planned holes (red lines). Four easterly-inclined holes have been completed for 1,517 m and a fifth hole is in progress in the Silver – Meagher zone (BVM16C-03), which is at 511 m depth as of 13th January. Poor weather has necessitated the suspension of the drill program until spring. The future drill plan includes the completion of BVM16C-03 and five more holes for an estimated 3,600 meters

Au g/t in rock

- > 10 (max 53.4)
- 5 - 10
- 1 - 5
- 0.5 - 1
- < 0.5

Size of square is proportional to the gold value.

Fault trace

N

200 m

BV-F
BV-E
Buena Vista
Theodore
BVM16C-01
VC16-02
VC16-01
'K'
Virgin
NE Virgin Extension
Silver – Meagher:
> 650 m zone at
+ 500 g/t Ag (rock)
EV-A
BVM16C-02
EV-B
BVM16C-03
MGH-F
Meagher
Silver
Copper Canyon
Echo
Virgin
Virgin
Fortitude Pit

Figure 3

Battle Mountain Gold Inc.

Lewis Project Exploration Model

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Schematic cross-section showing the generalized exploration model and the interpreted geometry of faults and stratigraphic units in the Meagher – Buena Vista portion of the Lewis gold-silver project. Zones of known and inferred mineralization are shown in red and the approximate locations of planned drill-holes to test this model are shown as dark blue lines. The location is shown for the previously mined high-grade portion of the Fortitude deposit, which lies adjacent to the Lewis project boundary. The IP-chargeability results (10, 20, 30 and 40 msec) from the Quantec 2003 survey, which are a proxy for sulfide mineral abundance, are shown from a representative section.

West
East
Increased fracturing
+ leakage anomaly
BVM16C-03 / MGH-F
Au, Ag, As, Bi, Pb, Zn
leakage anomalies
EV-B
EV-A
Projection of high-grade
Fortitude deposit
Havallah Fm. (Ph)
Theodore Fault
GT
Golconda Thrust
Ph
Pem
Pap
Pb
Ch
10 msec
20 msec
30 msec
40 msec
FWL-30 setting:
17 m at 5.9 g/t Au
from 776 m
(Pap – Antler)
Antler Sequence
Silver Fault
Meagher Fault
CC-BV Fault Zone
Echo Fault
Virgin Fault
Harmony Fm. (Ch)
300 m
1000 ft

Figure 4

Battle Mountain Gold Inc.

BVM16C-02 Section, Meagher - Buena Vista

Geology, anomalous gold intervals and target zones

Cross-section for drill-hole BVM16C-02, showing interpreted faults and rock units. The drill hole did not reach the Copper Canyon – Echo fault target due to the repeated collapse of the hole. The mineralized target zones are shown schematically in red. The selected Au-Ag intervals are supported by anomalous As (to 2100 ppm), Pb (to 0.8 %) and Zn (to 1.7 %) in sample intervals that are typically 1.6 m wide. The anomalous Au-Ag-As-Pb-Zn intervals are inferred to represent leakage from Au-Ag target zones at depth (cf. exploration model). Planned hole EV-A (purple trace) will test for the northerly strike-extension of the previously mined Fortitude deposit, bound by the Echo and Virgin faults. Future drilling will test the intersection of the Buena Vista / Silver faults with the Antler Sequence rocks beneath the Goloconda Thrust (dashed purple outline).

6800 ft
S80° W
37.8 m at 0.25 g/t Au and 6.2 g/t Ag (6.1 – 43.9 m)
BVM16C-02
N80° E
6800 ft
EV-A
MAD holes
Phc
6400 ft
Pha
6400 ft
Phc
11.7 m at 0.20 g/t Au and 15.4 g/t Ag (293.2 – 304.9 m)
Meagher
Pha
Golconda Thrust (GT)
Pem
Buena Vista
Pha
Pem
Leakage anomalies along Meagher and Buena Vista faults
Pap
6000 ft
Theodore
Silver
Phc
GT
Pem
Pap
6000 ft
Pb
4.7 m at 0.68 g/t Au and 21.9 g/t Ag (329.8 – 334.5 m)
Pem
Pap
Pb
5600 ft
5600 ft
Ch
17.7 m at 0.15 g/t Au and 16.7 g/t Ag (373.1 – 390.8 m)
Pap
Echo
Pb
5200 ft
Phc
Ch
5200 ft
Pb
Copper Canyon
Virgin
Phc
Pha
TD = 599.2 m
600 m
Buena Vista East
Ch
4800 ft
Golconda Thrust is at ~3,800' elevation in the footwall of the Theodore fault
Ch
'O' fault (?)
4800 ft
300 m
GT
?
1000 ft
4400 ft
Target
Figure 5

Battle Mountain Gold Inc.

BVM16C-03 Section, Meagher - Buena Vista

Geology, anomalous gold intervals and target zones

Cross-section for current hole, BVM16C-03, which is at a depth of 511.1 m, as indicated by the solid red line. The dashed blue line shows the planned completion of this hole to about 700 m, which will locate the Golconda Thrust. Poor weather has necessitated the shut-down of this drill-hole until the spring. The selected Au-Ag intervals are supported by anomalous As (to 4440 ppm), Pb (to 1.8 %) and Zn (to 1.8 %) in sample intervals that are typically 1.6 m wide. The anomalous Au-Ag-As-Pb-Zn intervals are inferred to represent leakage from Au-Ag target zones at depth. This section also shows the planned hole EV-B (purple trace), which will be drilled after EV-A to test the deep intersection of the mineralized Echo and Virgin faults in the Harmony Formation, which lies adjacent to the property boundary. Future drilling will test the intersection of the Meagher and Silver faults with the Antler Sequence rocks that lie beneath the Goloconda Thrust (dashed purple outline).

W
E
BVM16C-03
BMG
NMC
EV-B
Previous holes
6400 ft
6000 ft
5600 ft
5200 ft
4800 ft
4400 ft
1.8 m at 0.57 g/t Au and 29.5 g/t Ag (33.3 – 35.1 m)
Leakage anomalies along Silver, Meagher and other faults
8.3 m at 0.32 g/t Au and 6.9 g/t Ag (173.7 – 182.0 m)
5.8 m at 0.11 g/t Au and 9.9 g/t Ag (200.9 – 206.7 m)
9.9 m at 0.24 g/t Au and 25.3 g/t Ag (308.8 – 318.7 m)
12.8 m at 0.31 g/t Au and 5.8 g/t Ag (382.5 – 395.3 m)
8.7 m at 0.20 g/t Au and 12.2 g/t Ag (422.9 – 431.6 m)
19.0 m at 0.10 g/t Au and 3.0 g/t Ag (445.0 – 464.0 m)
> 7.3 m at 0.16 g/t Au and 8.9 g/t Ag (503.8 –CD/511.1 m)
Theodore Fault
Meagher Fault Zone
Silver Fault Zone
CC-BV Fault Zone
"O" Fault
Echo-K Fault
Virgin Fault
Golconda Thrust ?
Target
Golconda Thrust is at ~3,800' elevation in the footwall of the Theodore fault
Phc
Pha
Pem
Pap
Pb
Ch
700 m
730 m
300 m
1000 ft

Figure 6